Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
May 5, 2016
Item 3.	News Release
May 5, 2016 – Vancouver, Canada.
Item 4.	Summary of Material Change
Cardiome Pharma Corp. announced that its affiliate has signed an exclusive license agreement with an affiliate of Allergan plc that will result in the Cardiome Group (“Cardiome”) commercializing XYDALBA™ (Dalbavancin) in France, the U.K., Germany, Belgium, Nordic nations, certain other European nations (not already partnered), various Middle Eastern nations and Canada.

Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 – Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated May 15, 2016.

Cardiome and Allergan Announce XYDALBA™ (Dalbavancin) Licensing Agreement in International Markets

NASDAQ: CRME    TSX: COM

VANCOUVER, May 5, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced that its affiliate has signed an exclusive license agreement with an affiliate of Allergan plc that will result in the Cardiome Group ("Cardiome") commercializing XYDALBA™ (Dalbavancin) in France, the U.K., Germany, Belgium, Nordic nations, certain other European nations (not already partnered), various Middle Eastern nations and Canada. Cardiome will provide Allergan with a staggered upfront payment totalling US$13 million and will provide Allergan additional milestone payments and royalties based upon commercial achievements and sales of XYDALBA™. Additional terms of the agreement were not disclosed.

XYDALBA™ was approved by the European Medicines Agency (EMA) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults and by the U.S. Food and Drug Administration (FDA) in May 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including MRSA. Dalbavancin is commercialized under the trade name DALVANCE® in the U.S. and XYDALBA™ in certain countries outside the U.S.

"Our license of XYDALBA™ is a transformational moment for Cardiome," said William Hunter, M.D., President and CEO of Cardiome. "Over the past three years we have restructured and redirected Cardiome to become a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. XYDALBA™ will fit perfectly within our current commercial footprint alongside BRINAVESS, AGGRASTAT and ESMOCARD. Licensing a product of this profile is a strong signal of our progress and we look forward to working with Allergan to bring this compelling medicine to patients in need across our territories."

XYDALBA™ is approved for sale in the following territories licensed by Cardiome: the U.K., Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, Netherlands, Luxemburg, and Ireland. XYDALBA™ is not yet approved in other countries for which Cardiome has licensed rights in including Canada and Switzerland. Cardiome expects to initiate commercial sales of XYDALBA™ in its territories as early as 2016.

Conference Call

Cardiome will hold a teleconference and webcast on Friday, May 6, 2016 at 8:00 am Eastern (5:00 am Pacific). To access the conference call, please dial 416-764-8609 or 1-888-390-0605 and use conference ID 47992527. The webcast can be accessed through Cardiome's website at www.cardiome.com or through the following link:

http://event.on24.com/r.htm?e=1186804&s=1&k=D38CF3F76EA1C201FE12E6E82186C18E

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 6, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 992527# to access the replay.

About XYDALBA
XYDALBA™ is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XYDALBA™ is the first and only IV antibiotic approved for the treatment of ABSSSI with a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes, and a single dose regimen of 1500 mg also administered over 30 minutes. XYDALBA™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

About ABSSSI
There were more than 4.8 million hospital admissions of adults with ABSSSI from 2005 through 2011, which included patients with cellulitis, erysipelas, wound infection and major cutaneous abscess. In fact, hospital admissions for ABSSSI significantly increased by 17.3 percent during this timeframe. The majority of all skin and soft tissue infections in hospitalized patients are caused by streptococci and Staphylococcus aureus, and approximately 59 percent of these S. aureus infections in the U.S. are estimated to be caused by MRSA. Early and effective treatment of ABSSSI is critical to optimize patient recovery and for certain patients may also help to avoid potentially lengthy and costly hospital stays.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:15e 05-MAY-16